

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Bharat Rao
Global CEO
Startek, Inc.
4610 South Ulster Street, Suite 150
Denver, Colorado 80237

> **Re: Startek, Inc.**
> **Schedule 13E-3 filed November 3, 2023 by CSP Management II Limited et al.**
> **File No. 005-52745**
> **Preliminary Information Statement filed November 3, 2023**
> **File No. 001-12793**

Dear Bharat Rao:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed November 3, 2023

General

1. We note your disclosure in your Schedule 13E-3 that Item 12(d) is "[n]ot applicable." In this respect, revise to disclose whether or not any executive officer, director or affiliate of the Company (or any person specified in Instruction C to the schedule) currently intends sell subject securities owned or held by that person. Refer to Item 1012(d) of Regulation M-A.

Preliminary Information Statement filed November 3, 2023

General

2. We note your disclosure that the Board "determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, [and] in

the best interests of the Company and the Unaffiliated Stockholders." It appears that the definition of Unaffiliated Stockholders on the first page of the letter to stockholders includes within it directors and officers of the Company who are not otherwise affiliated with Parent, Merger Sub or Sponsor, even though those individuals are considered affiliates of the Company under Rule 13e-3(a)(1). The definition of "Unaffiliated Stockholders" should therefore exclude such persons, so that the disclosure speaks strictly to the fairness of the Merger to unaffiliated securityholders. Please revise throughout the information statement. See Item 1014(a) of Regulation M- A.

3. Please revise to provide the summary financial statements required by Item 1010(c) of Regulation M-A in the information statement. See Instruction 1 to Item 13 of Schedule 13E-3.

4. General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not any of the transactions described in Item 1005(a) occurred with the past two years. Please revise or advise.

5. Please include, in an appropriate location in the information statement, the proceeds to be received by each director and officer with respect to shares of Company Common Stock owned by such persons.

6. Provide the disclosure required by Item 1005(e) of Regulation M-A in the information statement. As one example only, we note the disclosure in the Company's 2023 annual report on Form 10-K that "[t]he Stockholders Agreement dated July 20, 2018, gives CSP the right to appoint a majority [of the] directors on [the Company's] Board of Directors including the Chairman of the Board of Directors." In addition, file any such agreement as an exhibit to your Schedule 13E-3. See Item 16 of Schedule 13E-3 and Item 1016(d) of Regulation M-A.

7. Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E-3 in a "Special Factors" section in the front of the information statement. Refer to Rule 13e-3(e)(1)(ii). In this respect, ensure that the Special Factors appear immediately after the Summary. Also, revise the Summary and Q&A sections to shorten them significantly and to avoid duplication and relocate the other sections currently appearing in front of the Special Factors.

Directors, Executive Officers and Controlling Persons of the Company, page 19

8. Each filing person must individually comply with the filing, dissemination, disclosure and signature requirements of Schedule 13E-3. In this respect, we note your disclosure on page 22 regarding CSP Management Limited. Please provide the disclosure required by Item 1003 of Regulation M-A with respect to each filing person, including CSP Management II Limited, and otherwise include all of the information required by Schedule 13E-3 and its instructions for all filing persons.

Background of the Merger, page 23

9. We note your disclosure that on September 15, 2023, "representatives of Houlihan updated the Special Committee on Houlihan's conversation with CSP" and that "[f]ollowing Houlihan's meeting with CSP on September 21, 2023, representatives of Houlihan updated the Special Committee on the Final Proposal." Each presentation, discussion, or report held with or presented by the financial advisor, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. If the above statements reference a presentation made by Houlihan during the Special Committee's evaluation of the transaction, please supplement the disclosure to provide a reasonably detailed description of such meeting that satisfies the requirements of Item 1015 and file any written materials, if applicable, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. We note that there does not appear to be any such written report dated September 15, 2023 or September 21, 2023 currently filed as an exhibit. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980).

Recommendation of the Special Committee; Recommendation of the Board; Reasons for the Merger, page 32

10. We note that the Board acted upon the recommendation of the Special Committee. We also note that the Special Committee considered the Houlihan analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the Special Committee adopted Houlihan's analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

11. Refer to the comment above. We note your disclosure that "the Board, acting upon the recommendation of the Special Committee, unanimously ... determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company and the Unaffiliated Stockholders." Please revise to state, if true, that the Board adopted the Special Committee's analyses and opinion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

12. We note your statement that the Special Committee believed that "the Merger Consideration was the result of an arm's-length negotiation." Please delete all references to "arm's-length negotiations," as such references are inappropriate in a going-private transaction by affiliates.

Opinion of Houlihan, page 37

13.   Please revise to disclose the data underlying the results described in this section and to
        show how that information resulted in the multiples and values disclosed. For example,
        disclose (i) the estimated enterprise value for each selected company that is the basis for
        the multiples disclosed on page 41 with respect to the Selected Companies Analysis and
        (ii) the data from each transaction, including the transaction value, that resulted in the
        multiples disclosed on page 42 with respect to the Selected Transactions Analysis.

Certain Company Financial Forecasts, page 44

14.   Please revise to include the full projections instead of a summary.

Financing, page 46

15.   We note your disclosure that the "obligations of the Equity Commitment Party to provide
        the equity financing under the Equity Commitment Letter are subject to certain customary
        conditions." To the extent material, disclose such conditions. See Item 1007(b) of
        Regulation M-A.

Position of the CSP Affiliates in Connection with the Merger, page 46

16.   Please revise your disclosure to address all of the factors included in instruction 2 to Item
        1014 of Regulation M-A with respect to the CSP Affiliates.

17.   We note your disclosure on page 46 and elsewhere that Parent, Merger Sub and CSP
        Management II Limited "may be deemed to be affiliates of the Company." Given the
        filing persons' determination to file a Schedule 13E-3, it is inappropriate to disclaim the
        underlying conclusions reached by each such filing person in making the filing. Please
        revise.

Purposes and Reasons of the CSP Affiliates in Connection with the Merger, page 50

18.   We note your disclosure that the CSP Affiliates have undertaken to pursue the Merger "to
        allow the CSP Affiliates to own equity interests in the Company and to bear the rewards
        and risks of such ownership after the Merger is completed and the shares of Company
        Common Stock cease to be publicly traded." Please state with specificity why the CSP
        Affiliates determined to pursue the Merger now as opposed to at any other time. See Item
        1013(c) of Regulation M-A.

Security Ownership of Certain Beneficial Owners and Management, page 51

19.   State the aggregate number and percentage of shares of Company Common Stock that are
        beneficially owned by each person named in response to Item 1003 of Regulation M-A,
        such as CSP Management II Limited, as well as by each person specified in Instruction C
        to Schedule 13E-3 for each filing person of the Schedule 13E-3.

Fees and Expenses, page 55

20.   Revise the disclosure to disclose the information required by Item 1015(b)(4) of
       Regulation M-A, including the fees paid or payable to Houlihan and any material
       relationships between Houlihan and the persons described in Item 1015(b)(4) of
       Regulation M-A.

Where You Can Find More Information, page 85

21.   Note that neither Schedule 13E-3 nor Schedule 14C specifically permit general "forward
       incorporation" of documents to be filed in the future. Rather, you must specifically amend
       your document to specifically list any such filings. Please revise.

       We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573 or Daniel Duchovny at 202-
551-3619.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Mergers & Acquisitions

cc: Andrew Kaplan